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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS

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October 2, 2017

CONFIDENTIAL

Dietrich King

Jessica Livingston

Gus Rodriguez

Marc Thomas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	PPDAI Group Inc.

Supplemental Submission to the Staff

CIK No. 0001691445

Dear Mr. King, Ms. Livingston, Mr. Rodriguez and Mr. Thomas:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the additional question raised by the Staff during the Company’s telephone discussion with the Staff on September 28, 2017 (the “September 28 Call”) relating to certain comments contained in the Staff’s letter dated August 28, 2017. The Staff’s additional question from the September 28 Call is repeated below in bold, and is followed by the Company’s responses.

Securities and Exchange Commission

October 2, 2017

Capitalized terms used but not otherwise defined herein have the meanings set forth in the draft registration statement on Form F-1 submitted by the Company via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act on September 12, 2017 (the “Revised Draft Registration Statement”).

Notes to Consolidated Financial Statements

2. Summary of Significant Account Policies, page F-10

(i) Fair Value Measurement, page F-16

1.	Please tell us why you believe the company specific data used to develop key inputs reflects a market participant’s view under ASC820.

The Company respectfully advises the Staff that the Company provides a total return guarantee for certain investment program investors through the investor reserve fund (“IRF”). As disclosed on page 114 of the Revised Draft Registration Statement, this total return guarantee is required to be recognized as a derivative at fair value on Day 1 and marked to market subsequently:

To illustrate more clearly the cash flows and the fair value of the derivative recorded on Day 1, the Company would like to use a simplified example of an investment program using the IRF:

(1)	Contractual interest rate[1] of a mix of borrowers:	17%
(2)	Expected default rate [2] of borrowers:	(5%)
	Net expected cash inflow	12%

(3)	Guaranteed interest rate to the investor:	(9%)

	Net cash flows	3%

1.	Weighted average based on the volume of loans invested by the investment program;
2.	After consideration of the recovery observed from the historical loan performance.

These net cash flows are then discounted at 11% to arrive a Day 1 gain of approximately 2.5%. Given the average tenor of loans on the Company’s platform is approximately 9 months, discounting factors does not have a material impact on the valuation of the derivative.

Securities and Exchange Commission

October 2, 2017

The Company uses a discounted cash flow method to determine the fair value of the derivative. The Company analyzes the fair value of this derivative by first defining the cash flows associated with the derivative and then considers the assumptions used in determining the cash flows from a market participant’s perspective. It is noted that under ASC 820-10-20, a market participant should be “knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.” A market participant will perform its due diligence to obtain information for it to determine the expected default rate.

Given the unique nature of this derivative, the Company considers the assumptions used from three different angles: 1) the single loans market where borrowers and lenders are the market participants, 2) the IRF investment program market where investors are the market participants, and 3) a hypothetical market where the Company might transfer the cash flows associated with the derivative to another party. These considerations are further analyzed below. The below analysis is performed using the numbers shown in the illustrative example above.

Defining the cash flows associated with the derivative

The IRF is the total return guarantee that the Company provides to the investors investing in its IRF investment programs. The total return guarantee is the only benefit that investors receive by enrolling in such investment program. In other words, the investors could have invested in unprotected single loans using the Company’s automated investment tool free of charge and received an average interest rate of 17% whilst assuming all the credit risks. The Company also considered whether there are additional cash flows that should be included in determining the fair value of the derivative and concluded there were none. More specifically, the Company did not incur any additional cost associated with administering the IRF and the relevant investment programs. There are no incremental costs incurred in administering and servicing of the investment programs as the matching and post facilitation loan process would be the same for investors of single loans and investment programs which is contemplated in the transaction fee charged to the borrowers. As such, only the cash flows in items 1, 2, and 3 in the above illustrative example form the derivative that is being valued.

Items 1 and 3 are contractual cash flows determined based on the loan agreements and the investment program agreements. Therefore, as the Company explained to the Staff on the call, the key assumption that drives the valuation of the derivative is the expected default rate as further explained below from different angles.

Securities and Exchange Commission

October 2, 2017

Default rate is an unobservable input

As prescribed in ASC820-10-35-54A, a reporting entity shall develop unobservable inputs using the best information available in the circumstances, which might include the reporting entity’s own data. In developing unobservable inputs, a reporting entity may begin with its own data, but it shall adjust those data if reasonably available information indicates that other market participants would use different data or there is something particular to the reporting entity that is not available to other market participants. Unobservable inputs developed in the manner described above are considered market participant assumptions and meet the objective of a fair value measurement.

When developing the default rate to be adopted in the valuation of the derivative, the Company considered the following aspects according to the requirements of ASC820-10-35-54A:

•	No comparable market data are available: As the Company explained on the call, the Company is targeting a niche market of borrowers who typically do not have credit card coverage. The Company is a market leader in this niche market with limited major competitors serving borrowers with similar risk profile. .Although there are two listed companies in the same industry in the US capital market, their target borrowers are of different profile from those of the Company. There is no other market information available that directly provides default experience of comparable borrowers.

•	The Company has extensive experience in estimating the default rate: The Company facilitated over RMB52 billion in loans and serviced over 8.9 million borrowers from 2015 to June 30, 2017. Statistically, such a data source gives the Company a reliable base for default rate estimating.

•	Default rate is a unique characteristic of the loan portfolio: For a loan portfolio with a great number of single loans, the default rate can be estimated by statistically analyzing the historical numbers. The default rate developed in this way reflects the inherent characteristic of the loan portfolio and is independent of who holds the portfolio. That is to say, the default rate remains the same when different market participants hold the portfolio.

Securities and Exchange Commission

October 2, 2017

As such, the Company determined the expected default rate that a market participant would use when valuing similar derivative instrument using its own data as that is the best and only information available. The default rate requires no further adjustment under ASC820-10-35-54A because the Company does not believe there is anything particular to the Company that is not available to other market participants as the default rate is the characteristics of the loan and not who operates the investment program as explained above. The Company further supports this default rate by analyzing the default rate in its “single loans market” which shares the same underlying loans.

Single Loan market

The Company believes that the single loan market where the borrowers and investors are matched directly under their own discretion provides the best information for market participants to establish expectation of the default rate.

In the single loan market, the investors have access to the background information of the borrowers, the Magic Mirror credit rating assigned to the borrowers as well as the borrowers’ past borrowing history and repayment history on our platform, which provide sufficient information for independent, knowledgeable investors to make investment decisions. The interest rate the borrowers are willing to pay and the investors are willing to accept on the single loan market represents the fair value of these loans. As such, a market participant will likely use the default rate that investors would expect on a single loan market in determining the price of the derivative.

The Company believes that the single loan market is a proven effective market for the specific risk profile of this segment of borrowers. Based on these loans, the credit risk adjusted return for the single loans is approximately 12%, similar to the return of single loans protected by the quality assurance fund (i.e. single loans with credit guarantee) which is an observable data point on the Company’s platform. Such return is also comparable with returns of similar products offered by other online lending marketplaces. As such, a market participant will likely use an expected default rate of 5% in valuing the expected cash inflows when pricing the derivative based on the above illustrative example. In other words, if the single loan being matched had an interest rate of 17% (based on the loan contract that is observable) and the expected return is 12%, the knowledgeable investors will have factored in a potential default rate of 5%. This is also in line with the vintage delinquency experience of the Company as disclosed on page 86 of the Revised Draft Registration Statement.

Securities and Exchange Commission

October 2, 2017

Investment program market

In the investment program market, the investors essentially give up the potentially higher but volatile interest rate return from the borrowers (e.g. 17% based on the illustrative example above) for a more certain guaranteed return (e.g. 9% based on the illustrative example above). Accordingly, the price the investors paid for this guarantee is the difference between the two (e.g. 8% based on the illustrative example above). This does not necessarily mean that the investors believe the default rate is 8%. As the Company explained in the bullet above, the expected default rate for the illustrative example would be 5% based on the Company’s historical data.

The Company believes that the investors view the investment programs as alternative fixed income products. Investment program investors typically are less sophisticated, have less experience on the Company’s platform and are potentially less knowledgeable about the default experience of the small single individual loans on the Company’s platform. They may also have less funds to invest and therefore face limitations on being able to create a well-diversified portfolio of single loan investments on the Company’s platform, which require a minimum investment of RMB50 for each individual loan whereas investors can invest a minimum of RMB100 in the Company’s investment program. If they invest in the single loan market and bear the credit risk themselves, they may achieve a higher return than investing in the investment programs. However, as their funds are limited, they cannot diversify their investments. As a result, their return is volatile with a possibility of total loss if they did not make wise investment decisions. Therefore, they are willing to give up some of their return in exchange of a fixed guaranteed return that is protected by the IRF, which is still competitive when compared with other fixed income products available to such investors on the market. (i.e. bank deposit, wealth management products or other similar products provided by other online lending marketplaces). Additionally, the investors are willing to give up part of the return to provide protection on early repayment and reinvestment risk. In other words, knowledgeable investors might still be willing to pay a premium above the expected default rate for a guarantee return as they are risk adverse.

Securities and Exchange Commission

October 2, 2017

Hypothetical market for derivative

From another perspective, the Company believes the fair value of the derivative on Day 1 to be approximately 2.5% (using the above illustrative example) because if it could theoretically find a third-party knowledgeable financial institution to manage the same IRF investment program arrangement, the financial institution would price the investment program similarly. The default rate is only dependent on the borrowers and will not change if the investors are different or if others manage the IRF. That is to say, if the Company transfers the loan portfolio to other market participants, the default rate will remain the same. The financial institution is able to get a net cash inflow from the single loan market that provides it with a return of approximately 12%. As mentioned above, the financial institution will not have to provide any incremental services to the investors because the servicing of the investment program has already been covered by the standardized post facilitation service provided by the Company. The expected rate of return that the financial institution would offer to the investors would be similar to what the Company offers at approximately 9% because the investors are willing to accept such return, which is also market proven through large amount of investment program subscriptions on the Company’s platform and the investment return offered by other online lending marketplaces. As a result, the financial institution would be able to make a similar profit on managing this set of cash flow for about 3%.

The Company’s view

Considering the above perspectives, the Company believe it is appropriate to recognize a Day 1 gain of 2.5% since fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under ASC820-10-20. As disclosed on page 145 of the Revised Draft Registration Statement, the vintage delinquency rates of the loans facilitated through the Company’s platform are consistent over time. As such, the fair value of the derivative typically fluctuates within 10% of the Day 1 gain over the life of the investment program. Also, as disclosed on page 115 of the Revised Draft Registration Statement, the Company has always been able to settle the IRF with a gain upon maturity of the investment program in the past, which resulted in an increase in the restricted cash. The Company will consider updating the Revised Draft Registration Statement to reflect the analysis in this letter if the Staff agrees with its view.

*            *             *

Securities and Exchange Commission

October 2, 2017

If you have any questions regarding the responses set forth above, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc. Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc. Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP